UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

X4 PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98420X103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

SCHEDULE 13G

CUSIP NO. 98420X103		Page 2 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 98420X103		Page 3 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 98420X103		Page 4 of 13
1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 98420X103		Page 5 of 13
1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 98420X103		Page 6 of 13
1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 98420X103		Page 7 of 13
1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,600,136
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,600,136
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,136
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.947%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 98420X103	Page 8 of 13

Item 1.
(a)	Name of Issuer:

X4 Pharmaceuticals, Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

61 North Beacon Street, 4th Floor, Boston, Massachusetts 02134
Item 2.
(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)
Lincoln Park Capital, LLC (“LPC”)
Rockledge Capital Corporation (“RCC”)
Joshua B. Scheinfeld (“Mr. Scheinfeld”)
Alex Noah Investors, Inc. (“Alex Noah”)
Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:
440 North Wells, Suite 410
Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company
LPC is an Illinois limited liability company
RCC is a Texas corporation
Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 98420X103	Page 9 of 13

Alex Noah is an Illinois corporation
Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share (“Common Stock”)

(e)	CUSIP Number:

98420X103

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G

CUSIP NO. 98420X103	Page 10 of 13

Item 4. Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class[2]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	1,600,136	0.947%	0	1,600,136	0	1,600,136
Lincoln Park Capital, LLC	1,600,136	0.947%	0	1,600,136	0	1,600,136
Rockledge Capital Corporation	1,600,136	0.947%	0	1,600,136	0	1,600,136
Joshua B. Scheinfeld	1,600,136	0.947%	0	1,600,136	0	1,600,136
Alex Noah Investors, Inc.	1,600,136	0.947%	0	1,600,136	0	1,600,136
Jonathan I. Cope	1,600,136	0.947%	0	1,600,136	0	1,600,136

1	Represents (i) up to 227,272 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in December 2022 in a public offering (the “Public Offering”), which are currently exercisable at a price of $1.10 per share and expire on December 7, 2027 (the “Class C Warrants”); (ii) up to 1,369,863 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a private placement in July 2022 (the “2022 Private Placement”), which are currently exercisable at a price of $1.095 per share and expire on July 6, 2027 (the “Pre-Funded Warrants”); and (iii) up to 3,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in a private placement in November 2019 (the “2019 Private Placement”), which are currently exercisable at a price of $8.70 per share (subject to adjustment as provided in the warrants) and expire on a date that is the earlier of (a) the date that is 30 calendar days from the date on which the Issuer issues a press release announcing top-line data from its Phase 3 clinical trial of mavorixafor for the treatment of patients with WHIM syndrome (or, if such date is not a business day, the next business day) and (b) November 28, 2024 (the “Class B Warrants,” and together with the Class C Warrants and Pre-Funded Warrants, the “Warrants”).

2	Based on the information contained in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023, there was a total of 167,291,209 shares of common stock outstanding as of November 7, 2023. The percentage is calculated as of November 7, 2023, and assumes that all of the shares of Common Stock currently underlying the Warrants were issued and outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP NO. 98420X103	Page 11 of 13

As of December 31, 2023, LPC Fund beneficially owned, directly, the following securities of the Issuer: (i) up to 227,272 shares of Common Stock issuable upon the exercise of Class C Warrants purchased by the LPC Fund in the Public Offering; (ii) up to 1,369,863 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants purchased by the LPC fund directly from the Issuer in the 2022 Private Placement; and (iii) up to 3,000 shares of Common Stock issuable upon exercise of the Class B Warrants purchased by the LPC Fund directly from the Issuer in the 2019 Private Placement.

LPC is the Managing Member of LPC Fund. RCC and Alex Noah are the Managing Members of LPC. Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC. Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 98420X103	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 98420X103	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement